University General Health System, Inc.
7501 Fannin Street
Houston, Texas 77054
(713) 375-7100
September 13, 2011
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn:	Jim B. Rosenberg Senior Assistant Chief Accountant Division of Corporation Finance

Re:
University General Health System, Inc.
Form 10-K for the Year Ended December 31, 2010
Filed May 9, 2011
Form 10-Q/A for the Quarterly Period Ended March 31, 2011
Filed August 15, 2011
Form 10-Q for the Quarterly Period Ended June 30, 2011
Filed August 15, 2011
File No. 000-54064

Dear Mr. Rosenberg:
This letter is intended to confirm receipt of your letter dated September 6, 2011 addressed to University General’s Mike Griffin on the above-referenced documents. In addition, as we discussed, in light of the resource demands on University General due to certain filing obligations this week, University General will respond to your letter on or before October 4, 2011.
We appreciate your willingness to extend the response deadline and look forward to addressing the matters in your letter. Please let me (713-375-7106) or University General’s Chief Financial Officer, Mike Griffin (713-375-7005), know if you have any questions or need further clarification.

Respectfully, /s/ Edward T. Laborde, Jr. Edward T. Laborde, Jr.